Exhibit 6

ADDITIONAL INFORMATION ON THE BR DISTRIBUIDORA AUCTION

(Rio de Janeiro, January 22, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), wish to inform the market in general that based on their current share price and the terms and conditions of the “Notice of a Public Offering for the Acquisition of Shares in Exchange for the Delisting of Petrobras Distribuidora S.A.” (“Notice”), published on December 30, 2002, the implementation of the Efficacy Condition (definition of which is established in the Notice) is to take place next Tuesday, January 28, 2003, and the Auction to which the Notice (“Auction”) refers, on January 29, 2003.

Under these circumstances, we wish to alert BR Distribuidora’s shareholders wishing to sell their shares issued by BR Distribuidora (“ Subject Shares”) at the Auction or merely informing their agreement to the delisting of BR Distribuidora, as well as those shareholders dissenting from the delisting of BR Distribuidora, that for these purposes, they must, by January 28, 2003 at 6:00 p.m., nominate a brokerage house of their own choice to represent them at the Auction (“Brokerage House”).

Additionally, in the light of the São Paulo Stock Exchange – BOVESPA’s procedures for holding the Auction, the shareholders that wish to sell their Subject Shares at the Auction must comply with the requirements for negotiating the shares pursuant BOVESPA’s operational regulations by 12:00 p.m. on January 29, 2003. Special note should be made of procedures for the blocking of the Shares under Consideration to which the shareholders have title in accordance with item 2.5.3.1 of the Notice. Shareholders wishing to take part in the Auction should therefore be aware that they may not negotiate their common and/or preferred shares in BR Distribuidora as from January 24, 2003.

Independently of the contents of this Announcement, pursuant to the terms and for the purposes of item 3.1.1 of the Notice, Petrobras will immediately announce the implementation of the Efficacy Condition to the market via the appropriate page in the CVM’s (Brazilian Securities and Exchange Commission) website and Bovespa’s Daily Information Bulletin (Boletim Diário de Informações – BDI) and on the Auction Date through the publication of the announcement of a material fact in the newspapers “Valor Econômico”, “Gazeta Mercantil”, “Jornal do Commércio” and the Diário Oficial do Estado do Rio de Janeiro.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.